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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

FIMEP S.A.
(Translation of registrant's name into English)

89, rue Taibout
75009 Paris
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82—

        Enclosures:

        Unaudited Interim Consolidated Financial Statements of FIMEP as of June 30, 2003 and for the six months period than ended.

        Unaudited Interim Consolidated Financial Statements of FIMAF as of June 30, 2003 and for the six months period than ended.

FIMEP

INTERIM CONSOLIDATED CONDENSED (FRENCH GAAP) FINANCIAL STATEMENTS
JUNE 30, 2003

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

1

Consolidated statements of income

	Fimep
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Net sales	1 389	0
Operating expenses
Cost of goods sold	(884)	0
Administrative and selling expenses	(373)	0
Research and development expenses	(132)	0
Other operating expenses	5	0
Amortization of Goodwill	(21)	0

Operating income	(16)	0

Interest income (expense)	(65)	0
Profit (losses) from disposal of fixed assets	1	0
Other revenues (expenses)	(27)	0
Expenses related to the takeover bid for shares	0	0

Income before taxes, minority interests and equity in earnings of investees	(107)	0

Income taxes	19	0

Net income before minority interests and equity in earnings of investees	(88)	0

Minority interests	0	0
Equity in earnings of investees	1	0

Net income attributable to Fimep	(87)	0

2

Consolidated balance sheets

	Fimep
	June 30, 2003	June 30, 2002
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	102	0
Marketable securities	58	0
Short term restricted cash	32	0
Trade accounts receivable	601	0
Short-term deferred taxes	49	0
Other current assets	103	0
Inventories	418	0

Total current assets	1 363	0
Property, plant and equipment, net	968	0
Investments	23	0
Goodwill	816	0
Trademarks, net	1 610	0
Developped Technology, net	514	0
Long term restricted cash	110	0
Long-term deferred taxes	29	0
Other non-current assets	165	0

Total non current assets	4 235	0

Total assets	5 598	0

3

	Fimep
	June 30, 2003	June 30, 2002
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	125	0
Accounts and notes payable	284	0
Short-term deferred taxes	4	0
Other current liabilities	403	0

Total current liabilities	816	0
Long-term deferred taxes	164	0
Long-term liabilities	244	0
Long-term borrowings	2 551	0
Subordinated securities	130	0
Minority interests	38	0
Payment-In-Kind loans (PIK)	1 184	0
Shareholders' equity
Capital stock	759	0
Retained earnings	(217)	0
Translation reserve	(71)	0

	471	0

Total liabilities and shareholders' equity	5 598	0

4

Consolidated statements of cash flows

	Fimep
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Operating activities:
Net income attributable to Legrand	(87)	0
Reconciliation of net income to net cash:
-depreciation of tangible assets	81	0
-amortization of intangible assets	95	0
-changes in long-term deferred taxes	(55)	0
-changes in other long-term assets and liabilities	9	0
-minority interests	0	0
-equity in earnings of investees	(1)	0
-other items having impacted the cash	101	0
(Gains) losses on fixed asset disposals	1	0
(Gains) losses on sales of securities	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-accounts receivable	(25)	0
-inventories	(19)	0
-accounts and notes payable	20	0
-other operating assets and liabilities	(30)	0

Net cash provided from operating activities	90	0

Investing activities
Net proceeds from sales of fixed assets	11	0
Capital expenditures	(65)	0
Proceeds from sales of marketable securities	196	0
Investments in marketable securities	(5)	0
Investments in consolidated entities	(39)	0
Investments in non-consolidated entities	0	0

Net cash used in investing activities	98	0

Financing activities
Related to shareholders' equity:
-capital increase	0	0
-purchase of Legrand's shares	0	0
-dividends paid by Legrand	0	0
-dividends paid by Legrand's subsidiaries	0	0
Other financing activities:
-reduction of subordinated securities	(21)	0
-new borrowings	676	0
-repayments of borrowings	(693)	0
-debt issuance costs	(7)	0
-increase (reduction) of commercial paper	(508)	0
-increase (reduction) of bank overdrafts	(83)	0

Net cash (used in) provided from financing activities	(636)	0

Net effect of currency translation on cash	(9)	0
Increase (reduction) of cash and cash equivalents	(457)	0
Cash and cash equivalents at the beginning of the period	559	0

Cash and cash equivalents at the end of the period	102	0

5

1)    Basis of presentation and accounting policies

        The group's consolidated financial statements are prepared, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in United States of America in the presentation of the statement of income, in the computation and presentation of the operating expenses, the application of FAS 133, of FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of June 30, 2003, and the consolidated results of operations and cash flows for the six months ended June 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002, the Group, through a wholly-owned subsidiary, acquired Legrand SA, whose activities now comprise 100% of the operations of the Group.

2)    Inventories

        Inventories are comprised of the following:

	Fimep
	June 30, 2003	June 30, 2002
	Euros, in millions
Purchased raw materials and parts	136	0
Sub-assemblies, work-in-process	97	0
Finished goods	250	0

	483	0
Less: allowances	(65)	0

	418	0

        As regards finished goods, the major part of the decrease is due to the reversal of the valuation of inventory at fair market value at the acquisition date of Legrand, representing € 125 million at the end of December 2002 and 0 at the end of June 2003.

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Fimep
	June 30, 2003	June 30, 2002
	Euros, in millions
Senior credit agreement	1 586	0
High-yield notes	601	0
8 1/2% debentures	335	0
Other long-term borrowings	29	0

	2 551	0

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder

6

PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimep
	June 30, 2003	June 30, 2002
	Euros, in millions
Current portion of long-term debt	16	0
Current portion of capital leases	9	0
Commercial paper	0	0
Bank overdrafts	82	0
Other short-term borrowings	18	0

	125	0

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimep
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Net income (loss)	(87)	0
Foreign currency translation adjustments	(68)	0

Comprehensive income (loss)	(155)	0

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

7

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimep
June 30, 2003
Euros, in millions
Payable in 2003	18
Payable in 2004	14
Payable in 2005	13
Payable in 2006	11
Payable in 2007	8
Subsequent years	16

80

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Reconciliation French GAAP to US GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance U.S. GAAP.

8

RECONCILIATION OF PROFIT AND LOSS STATEMENT

For the period ended June 30, 2003

	FIMEP French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	Other	FIMEP US GAAP
	Euros, in millions
Net sales	1 389						1 389
Operating expenses
Cost of goods sold	(884)						(884)
Administrative and selling expenses	(373)						(373)
Research and development expenses	(132)						(132)
Other operating expenses	5			7	(26)		(14)
Amortization of goodwill	(21)	21					0

Operating income	(16)	21	0	7	(26)		(14)

Interest income (expense)	(65)			(95)		(1)	(161)
Profits (losses) from disposal of fixed assets	1				(1)		0
Other revenues (expenses)	(27)				27		0

Income before taxes, minority interests and equity in earnings of investees	(107)	21	0	(88)	0	(1)	(175)

Income taxes	19		(5)	26			40

Net income before minority interests and equity in earnings of investees	(88)	21	(5)	(62)	0	(1)	(135)

Minority interests	(0)						(0)
Equity in earnings of investees	1						1

Net income attributable to FIMEP	(87)	21	(5)	(62)	0	(1)	(134)

ANALYSIS OF AMORTIZATION EXPENSES

For the period ended June 30, 2003

	FIMEP French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	Other	FIMEP US GAAP
	Euros, in millions
Amortization of tangible assets	(95)	21					(74)
Amortization of intangible assets	(81)						(81)
a)
Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€ 21 million).

b)
Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

9

c)
Derivative financial instruments

LEGRAND entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d)
Presentation of the statement of income

To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Period from January 1, 2003 to June 30, 2003	Period from January 1, 2002 to June 30, 2002
	(Euros, in millions)
Net equity compliant with French GAAP	471	0
FAS 133	(62)	0
EITF 93-16	(5)	0
FAS 142	21	0

Net equity compliant with US GAAP	425	0

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(Euros, in millions)
For the period ended June 30, 2002	0	0	0
For the period ended June 30, 2003	(134)	(68)	(202)

10

FIMAF

INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (FRENCH GAAP)
JUNE 30, 2003

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

Consolidated statements of income

	Fimaf
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Net sales	1 389	0
Operating expenses
Cost of goods sold	(884)	0
Administrative and selling expenses	(373)	0
Research and development expenses	(132)	0
Other operating expenses	5	0
Amortization of Goodwill	(21)	0

Operating income	(16)	0

Interest income (expense)	(65)	0
Profit (losses) from disposal of fixed assets	1	0
Other revenues (expenses)	(27)	0
Expenses related to the takeover bid for shares	0	0

Income before taxes, minority interests and equity in earnings of investees	(107)	0

Income taxes	19	0

Net income before minority interests and equity in earnings of investees	(88)	0

Minority interests	0	0
Equity in earnings of investees	1	0

Net income attributable to Fimaf	(87)	0

Consolidated balance sheets

	Fimaf
	June 30, 2003	June 30, 2002
	Euros, in millions
ASSETS
Current assets
Cash and cash equivalent	102	0
Marketable securities	58	0
Short term restricted cash	32	0
Trade accounts receivable	601	0
Short-term deferred taxes	49	0
Other current assets	110	0
Inventories	418	0

Total current assets	1 370	0
Property, plant and equipment, net	968	0
Investments	23	0
Goodwill	816	0
Trademarks, net	1 610	0
Developed Technology, net	514	0
Long term restricted cash	110	0
Long-term deferred taxes	29	0
Other non-current assets	165	0

Total non current assets	4 235	0

Total assets	5 605	0

	Fimaf
	June 30, 2003	June 30, 2002
	Euros, in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	125	0
Accounts and notes payable	284	0
Short-term deferred taxes	4	0
Other current liabilities	410	0

Total current liabilities	823	0
Long-term deferred taxes	164	0
Long-term liabilities	244	0
Long-term borrowings	1 950	0
Subordinated securities	130	0
Minority interests	38	0
Related party	1 785	0
Shareholders' equity
Capital stock	759	0
Retained earnings	(217)	0
Translation reserve	(71)	0

	471	0

Total liabilities and shareholders' equity	5 605	0

Consolidated statements of cash flows

	Fimaf
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Operating activities:
Net income attributable to Legrand	(87)	0
Reconciliation of net income to net cash:
-depreciation of tangible assets	81	0
-amortization of intangible assets	95	0
-changes in long-term deferred taxes	(55)	0
-changes in other long-term assets and liabilities	9	0
-minority interests	0	0
-equity in earnings of investees	(1)	0
-other items having impacted the cash	101	0
(Gains) losses on fixed asset disposals	1	0
(Gains) losses on sales of securities	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-accounts receivable	(25)	0
-inventories	(19)	0
-accounts and notes payable	20	0
-other operating assets and liabilities	(30)	0

Net cash provided from operating activities	90	0

Investing activities
Net proceeds from sales of fixed assets	11	0
Capital expenditures	(65)	0
Proceeds from sales of marketable securities	196	0
Investments in marketable securities	(5)	0
Investments in consolidated entities	(39)	0
Investments in non-consolidated entities	0	0

Net cash used in investing activities	98	0

Financing activities
Related to shareholders' equity:
-capital increase	0	0
-purchase of Legrand's shares	0	0
-dividends paid by Legrand	0	0
-dividends paid by Legrand's subsidiaries	0	0
Other financing activities:
-reduction of subordinated securities	(21)	0
-new borrowings	675	0
-repayments of borrowings	(692)	0
-debt issuance costs	(7)	0
-increase (reduction) of commercial paper	(508)	0
-increase (reduction) of bank overdrafts	(83)	0

Net cash (used in) provided from financing activities	(636)	0

Net effect of currency translation on cash	(9)	0
Increase (reduction) of cash and cash equivalents	(457)	0
Cash and cash equivalents at the beginning of the period	559	0

Cash and cash equivalents at the end of the period	102	0

1)    Basis of presentation and accounting policies

The group's consolidated financial statements are prepared, in conformity with accounting principles generally accepted in France. They differ from those generally accepted in United States of America in the presentation of the statement of income, in the computation and presentation of the operating expenses, the application of FAS 133, of FAS 142 and of EITF-93-16.

In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of June 30, 2003, and the consolidated results of operations and cash flows for the six months ended June 30, 2003 and 2002. All such adjustments are deemed to be of a normal recurring nature. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

Prior to December 10, 2002, the Group had no significant operations of its own. On December 10, 2002 Fimaf acquired Legrand SA, whose activities now comprise 100% of the operations of the Group.

2)    Inventories

        Inventories are comprised of the following:

	Fimaf
	June 30, 2003	June 30, 2002
	Euros, in millions
Purchased raw materials and parts	136	0
Sub-assemblies, work-in-process	97	0
Finished goods	250	0

	483	0
Less: allowances	(65)	0

	418	0

        As regards finished goods, the major part of the decrease is due to the reversal of the valuation of inventory at fair market value at the acquisition date of Legrand, representing € 125 million at the end of December 2002 and 0 at the end of June 2003.

3)    Long-term borrowings and related party loan

        Long-term borrowings are comprised of the following:

	Fimaf
	June 30, 2003	June 30, 2002
	Euros, in millions
Senior credit agreement	1 586	0
8 1/2% debentures	335	0
Other long-term borrowings	29	0

	1 950	0

        On February 12, 2003, the Group's parent, Fimep issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Fimep issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of €1,756 million. The proceeds to the Group were used to repay the €600 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 made to Fimaf by the related party in connection with the Acquisition of Legrand on December 10, 2002.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Fimaf
	June 30, 2003	June 30, 2002
	Euros, in millions
Current portion of long-term debt	16	0
Current portion of capital leases	9	0
Commercial paper	0	0
Bank overdrafts	82	0
Other short-term borrowings	18	0

	125	0

5)    Comprehensive income

        The components of comprehensive income are as follows:

	Fimaf
	Six-month period ended June 30, 2003	Six-month period ended June 30, 2002
	Euros, in millions
Net income (loss)	(87)	0
Foreign currency translation adjustments	(68)	0

Comprehensive income (loss)	(155)	0

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Fimaf
June 30, 2003
Euros, in millions
Payable in 2003	18
Payable in 2004	14
Payable in 2005	13
Payable in 2006	11
Payable in 2007	8
Subsequent years	16

80

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider has a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Reconciliation French GAAP to US GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance U.S. GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT

For the period ended June 30, 2003

	FIMAF French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	Other	FIMAF US GAAP
	Euros, in millions
Net sales	1 389						1 389
Operating expenses
Cost of goods sold	(884)						(884)
Administrative and selling expenses	(373)						(373)
Research and development expenses	(132)						(132)
Other operating expenses	5			7	(26)		(14)
Amortization of goodwill	(21)	21					0

Operating income	(16)	21	0	7	(26)		(14)

Interest income (expense)	(65)			(95)		(1)	(161)
Profits (losses) from disposal of fixed assets	1				(1)		0
Other revenues (expenses)	(27)				27		0

Income before taxes, minority interests and equity in earnings of investees	(107)	21	0	(88)	0	(1)	(175)

Income taxes	19		(5)	26			40

Net income before minority interests and equity in earnings of investees	(88)	21	(5)	(62)	0	(1)	(135)

Minority interests	(0)						(0)
Equity in earnings of investees	1						1

Net income attributable to FIMAF	(87)	21	(5)	(62)	0	(1)	(134)

ANALYSIS OF AMORTIZATON EXPENSES

For the period ended June 30, 2003

	FIMAF French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassi- fication	Other	FIMAF US GAAP
	Euros, in millions
Amortization of tangible assets	(95)	21					(74)
Amortization of intangible assets	(81)						(81)
a)
Application of FAS 142

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€ 21 million).

b)
Application of EITF 93-16

In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no 342 and the decree no162 (April 13, 2001), retroactively applicable from January 1st, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c)
Derivative financial instruments

LEGRAND entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d)
Presentation of the statement of income

To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French Gaap are requested to be included in the operating income under US Gaap.

SUMMARY RECONCILIATION OF NET EQUITY

	Period from January 1, 2003 to June 30, 2003	Period from January 1, 2002 to June 30, 2002
	(Euros, in millions)
Net equity compliant with French GAAP	471	0
FAS 133	(62)	0
EITF 93-16	(5)	0
FAS 142	21	0

Net equity compliant with US GAAP	425	0

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(Euros, in millions)
For the period ended June 30, 2002	0	0	0
For the period ended June 30, 2003	(134)	(68)	(202)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, FIMEP has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003
FIMEP
	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

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FIMEP
INTERIM CONSOLIDATED CONDENSED (FRENCH GAAP) FINANCIAL STATEMENTS JUNE 30, 2003
Summary
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of cash flows
Accounting policies and details
FIMAF
INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (FRENCH GAAP) JUNE 30, 2003
Summary
Consolidated statements of income
Consolidated balance sheets
Consolidated statements of cash flows
Accounting policies and details
SIGNATURES